SIDLEY AUSTIN BROWN & WOOD LLP

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WRITER’S DIRECT NUMBER		WRITER’S E-MAIL ADDRESS
(202) 736-8660		aghais@sidley.com

July 26, 2005

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

RE:	ClearComm, L.P.
Form 10-K/A for the fiscal year ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
File No. 0-28362

Dear Mr. Spirgel:

On behalf of our client, ClearComm, L.P. (the “Partnership”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated July 12, 2005 to Mr. Javier O. Lamoso, President of the Partnership’s general partner, with respect to (i) the Partnership’s Form 10-K/A for the fiscal year ended December 31, 2004, (ii) the Partnership’s Form 10-Q for the period ended March 31, 2005, and (iii) our supplemental response letter dated June 1, 2005.  The original Form 10-K was filed with the Commission on March 29, 2005, the Form 10-K/A was filed with the Commission on June 1, 2005, and the Form 10-Q was filed with the Commission on May 23, 2005.

In your letter of July 12, 2005, you asked that the Partnership provide you with a written response to the comments made in your letter and, in addition, that the Partnership file a second amended Form 10-K (the “Form 10-K/A”) that reflects changes made in response to your comments.  Accordingly, we have provided below each of the comments made in your letter, and the Partnership’s responses to each such comment.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in your letter.  We will file the Form 10-K/A concurrently with the submission of this letter to you.

Form 10-K/A for the year ended December 31, 2004

Report of independent public accountants, page 50

1.                                       Please ask your auditors to revise their report for the following:

•                  to make reference to the Standards of the Public Company Accounting Oversight Board in accordance with auditing standard no. 1 of the PCAOB; and

•                  to include a signed audit report.

Partnership’s Response:  Our Auditors have revised their report in the manner you have instructed, and the revised report will be included with the Form 10-K/A to be filed today with the Commission.

Notes to consolidated financial statements

Note 3 – Significant accounting policies

(h) Inventories, page 31

2.                                       Please refer to your response to comment No. 6.  We believe that the change in accounting method for the loss on the sale of handsets to customers is not appropriate.  The fact that you sell the handsets in connection with a service contract at a loss does not mean that the handsets cannot be sold over the cost of the unit.  It appears that the handset subsidy is a marketing strategy to obtain new customers.  Therefore, we believe that you should continue with your accounting policy before January 1, 2003 and recognize the loss on the sale of the handsets at the time of the sale.  Please revise or advise.

Partnership’s Response:  The Partnership believes that the new method for presenting inventory balances and the loss on the sale of handsets accurately reflects the net realizable value of its inventory and complies with matching principles for income and expenses and the concept of lower of cost or market for valuing inventory, as required under Generally Accepted Accounting Principles (GAAP), due to the following:

ARB 43 – Inventory Pricing – states that “when the utility of the goods in the ordinary course of business is no longer as great as their cost, a departure from the cost principle of measuring the inventory is required.  Whether the cause is obsolescence, physical deterioration, changes in price level, or any other, the difference should be recognized by a charge to income in the current period.  This is accomplished by stating the goods at a lower level designated as market” (emphasis added).

The Partnership believes that the utility of its inventory in the ordinary course of business is no longer as great as its cost because the selling price to the end customer is minimal due to industry practice in the Caribbean region, where the Partnership’s business is conducted.  The use of the lower-of-cost-or-market approach to pricing its inventory and the realization of a loss on the sales of handsets in the current period rather that at the point of sale is not a marketing strategy (as your letter indicates), but is instead a required practice pursuant to GAAP and ARB 43.

The accounting policy adopted by the Partnership is consistent with the general concept that inventory held for resale must be valued at the lower of cost or market.  There is no market for these purchased handsets.  The Partnership, through its subsidiary NewComm Wireless Services, Inc. (“NewComm”), is not engaged in the business of reselling handsets in the equipment market and, in fact, it would not be possible to engage in that business except in the rare case that NewComm decided to dispose of this inventory at give-away prices.  The Partnership believes the practice of matching costs and revenues is inferior to the lower-of-cost-or-market practice adopted by the Partnership, which practice is consistent with the theory of anticipating losses but not profits.

In short, because the handsets could not be resold at purchase cost in the ordinary course of business, the Partnership believes the practice of providing for the loss inherent in the purchase price of handsets at the moment of purchase by the Partnership is consistent with the correct accounting principle and preferable to delaying the recognition of loss until the time of sale and delivery to a new or existing subscriber.  For this reason, the Partnership believes its practice is preferable to the alternative proposed by your accounting staff.

Form 10-Q for the period ended March 31, 2005

Item 4, Control and procedures, page 15

3.                                       Your disclosure should state in future filings, whether there was any change in internal control that materially affected, or were reasonably likely to materially affect, your internal controls.  Please confirm in writing whether there was any change in your internal controls over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the above report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please see Item 308(c) of Regulation S-K.

Partnership’s Response:  The Partnership confirms that there has not been any change in its internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the Form 10-Q that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.  Pursuant to Item 308(c) of Regulation S-K, and in response to your instructions, the Partnership’s future filings will include disclosure consistent with the preceding sentence.

If you have any questions or comments regarding the Partnership’s response to the staff’s comments or require additional information, please contact me at the above phone number.

Sincerely,

/s/Aaron A. Ghais

Aaron A. Ghais

cc:           Javier O. Lamoso